UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW EQUIPMENT COMMISSIONING AT ITS MECHEL CAMPIA TURZII
SUBSIDIARY

Campia Turzii, Romania – November 30, 2009 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces completion of several investment projects at Mechel Campia Turzii plant (Romania, Campia Turzii), which is a part of Mechel OAO’s East-European Steel Division.
The official commissioning of the new production lines at Mechel Campia Turzii that was held on November, 27 2009 was attended by Ioahn Vasinka, Campia Turzii
City Major, Dahn Luchu, the District of Kluzh Prefecture representative, Vasile
Soporan, Parliamentary Delegate of the District of Kluzh, Myrcha Skyntey,
President of “Metarom” Federation of steel industry unions and other guests.
Mechel’s East-European Steel Division was represented by Viktor Dyshlevich, its
Chief Executive Officer, Sergei Dikun, Chief Financial Officer of the Division
and Gennady Somov, Chief Executive Officer of Mechel Campia Turzii plant.
Three new production lines launched at the plant include: metal fiber production and packing line, reinforcing wire coils extension, enlargement line and steel wire production shop. Total investments in the projects amounted to 7 million
Euro.
The line for metal fiber production and packing was supplied by the company
Eurolls Italia, the line’s planned production capacity is 3,000 tonnes per year.
The finished product is metal fiber used for reinforcement of concrete. Fiber usage allows to reduce amount of metal in concrete constuctions for several tens of times, it also considerably improves concrete’s structure, solidity and operating live due to its even composition. After the project’s commissioning,
Mechel Campia Turzii will become one of the few manufactures of this product in
Romania. This provides large opportunities for selling fiber at the domestic and international construction markets. The new production line’s output fully complies with the EU standards in technical terms and meets all of the environmental requirements; technical process at the line provides elimination of the environment pollution.
The line for extension and enlargement of reinforcing wire coils was supplied by the Koch company (Germany) which is a world leader in production of such equipment. Planned production capacity of this line is 81,000 tonnes per year.
The finished product is reinforcing wire of premium quality used for construction of industrial and civil objects in zones with increased seismic activity. Production line is a type of equipment with improved productivity and it manufactures coils of 2,500 – 5,000 kg weight. Heavy coils are more preferable for customers and are in high demand at the market. The product meets
DIN 488 German standard, BST 500 mark.
The new equipment of the steel wire production shop includes up-to-date wire drawing mills and produces wire with high carbon content. Mechel Campia Turzii is one of the first plants in the Eastern Europe to commission this equipment which is delivered by the company Koch as well as the abovementioned machines.
One of the lines makes drawing in a dimensional range from 2.8 to 4.5 mm and the other three lines make drawing in the dimensional range from 0.6 to 3 mm.
Increase in efficiency is achieved by using rolled wire of 5.5 to 6 mm diameter packed in heavy coils of 2.5 tonnes weight. The finished product is supplied in
Z2 and Z3 coils with weight range from 400 to 1,100 kg. The speed of wire-drawing is 30 meter per second, average monthly productivity is 1,000 tonnes. With the mechanical descaling system, which excludes using acid in the etching process, and double dust cleaning system the new wire-drawing equipment provide for the necessary working conditions and meet all environmental requirements.
Vladimir Polin, Mechel’s Senior Vice-President noted:
“Completion of new projects at Mechel Campia Turzii plant is in line with
Mechel’s strategic investment programme. This stage is another step to modernize one of our Romanian subsidiaries. The commissioning of new equipment will allow us to significantly increase productivity and quality of the plant’s products, reduce cost price and bring the plant’s product portfolio in compliance with the current market needs. Today’s event proves one more time that in spite of the world financial and economy crisis’ negative impact, which seriously affected metallurgical sector as well, Mechel keeps following its priority directions in development increasing the share of high value-added downstream products in its product portfolio”.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 30, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO